Filed by Guilford Pharmaceuticals Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No. 000-23736
Subject Company: Guilford Pharmaceuticals Inc.
Notice to Stockholders of Guilford Pharmaceuticals Inc.
Pursuant to a definitive Agreement and Plan of Merger, dated July 20, 2005 (the “Merger Agreement”) with MGI PHARMA, Inc., a Minnesota corporation (“MGI PHARMA”), Granite Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of MGI PHARMA, and Guilford Pharmaceuticals, Inc. (“Guilford”), upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Guilford, with Guilford continuing as the surviving corporation as a wholly-owned subsidiary of MGI PHARMA (the “Merger”).
In connection with the Merger, MGI PHARMA will file with the SEC a registration statement on Form S-4 containing a Proxy Statement/Prospectus. Investors are urged to read the registration statement, the Proxy Statement/Prospectus when it is available and all other relevant documents filed or to be filed with the SEC because they contain important information about MGI PHARMA, Guilford and the Merger. The final Proxy Statement/Prospectus will be mailed to Guilford stockholders after the registration statement is declared effective by the SEC. Guilford stockholders will be able to obtain the registration statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.
Participants in the Merger
MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford shareholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.

The following is the script for a conference call that was held on August 8, 2005.
Stacey Jurchison - Guilford Pharmaceuticals Inc. — Director, Corporate Comm.
Thank you and good afternoon, everyone. Thank you for participating in Guilford’s 2005 second quarter earnings conference call.
Joining me today are Dean Mitchell, President and Chief Executive Officer, and William Spengler, Executive Vice President and Chief Financial Officer. As a reminder, this call is being simultaneously webcast, and will be available on our Website at www.guilfordpharm.com for the next 14 days.
During today’s call, we expect to make forward-looking statements or projections that carry risks that could cause the Company’s actual performance to differ materially from these forward-looking statements. For a thorough discussion of these risks, I refer to you our recent SEC filings, including our Form 10-Q for the quarter ended June 30, 2005, which will be available after the call.
I would now like to introduce Mr. Mitchell who will lead today’s call.
Dean Mitchell - Guilford Pharmaceuticals Inc. — President, CEO
Good afternoon, everyone. Thank you for participating in today’s call. As I am sure you all know, Guilford has undertaken a number of significant initiatives over the past few months — initiatives designed to transform Guilford into a sharply focused market-driven pharmaceutical company positioned to create value for our shareholders. Most importantly, we have announced a proposed merger with MGI PHARMA, which we believe represents a logical and compelling step in our strategy of creating value for shareholders. I will address the MGI PHARMA transaction further after a brief overview of the progress to date in our new initiatives.
Our new focus was first outlined in detail early in the second quarter of this year when we unveiled a new strategy for the company, which is aimed at capitalizing on our key assets, maximizing value from our non-core assets, and improving Guilford’s financial structure.

Associated with our new strategy are specific objectives which include:
•	Confirming a new AQUAVAN clinical development strategy with the FDA and commencing clinical trials

•	Increasing sales and marketing resources to grow GLIADEL product revenues in the United States

•	Launching GLIADEL in European and international markets

•	Sharply reducing and then eliminating the negative cash flow associated with AGGRASTAT, and then realizing value from this asset by pursing strategic alternatives including, but not limited to divesting, partnering or licensing the product, and

•	Eliminating expenses on non-core activities and reducing overall corporate expenses
I am pleased to report that during the second quarter we made substantial progress related to each of these objectives.
In late April, we reached agreement with the Division of Anesthetic, Critical Care and Addiction Drug Products of the Food and Drug Administration on a revised clinical development plan for AQUAVAN. The result of our comprehensive and collaborative discussion with the FDA is a more focused clinical development strategy, reducing the number of clinical trials in our development program from 13 to 5, that now includes a dose ranging study in colonoscopy.
There are two significant benefits that derive from this new clinical strategy. First, we expect that the dose ranging study will allow us to identify an AQUAVAN dose that will maximize Guilford’s opportunity to achieve our desired label for AQUAVAN for procedural sedation during brief diagnostic and therapeutic procedures. Second, we believe the less complex plan increases the probability of FDA approval within an optimal timeframe.
Since our agreement with the FDA was reached, we have initiated previously planned studies for ICU sedation and to explore potential drug interactions, and we have finalized the protocol for the dose ranging study and initiated patient enrollment (begun site initiation). This keeps us on target to file a New Drug Application for AQUAVAN during the second half of 2006.
Turning now to GLIADEL, additional positive news was announced in the second quarter related to promising results from a study of GLIADEL used in combination with temozolomide to treat adult patients with newly diagnosed high grade malignant glioma. These data were presented in Orlando at the American Society of Clinical Oncology Annual Meeting.

The results of the trial show acceptable toxicities when combining these two chemotherapeutic agents, and suggest that the combination may be given safely to patients with initial high grade malignant glioma.
Since these results were presented at ASCO, two additional studies have been completed evaluating combination therapy with Temozolomide, with similarly encouraging results.
Sequential use of the two agents would allow GLIADEL to provide local chemotherapy at a time when the residual tumor cells would be otherwise untreated, prior to the commencement of radiation and systemic chemotherapy.
Based on these encouraging data, we are in the process of developing a regulatory strategy to potentially address this new market opportunity.
Moving on, we remain focused on our plan to divest AGGRASTAT and continue in discussions with potential buyers. We remain optimistic about the likelihood of a divestiture, and at the same time we have reduced our ongoing costs related to AGGRASTAT by substantially reducing our marketing investment in the brand, and bringing to a halt the TENACITY clinical trial.
The final element of our strategy is to strengthen our financial position by simplifying our financial structure, increasing its flexibility, and substantially reducing our cash requirements.
Again, we made important progress. In May, we implemented a restructuring of the company that will help us to achieve our strategic objectives by realigning our resources where they are most needed — in support of GLIADEL and AQUAVAN — and by reducing our overall costs by at least $6 million on an annualized basis.
Let me provide a few details of this restructuring. We realigned our sales territories to increase our focus on sales and marketing of GLIADEL, and we streamlined the remainder of our workforce to conserve financial resources and to align personnel with our more focused operational needs. Following the restructuring our headcount was reduced to 238 compared with 300 in December 2004, a 21% reduction. While some of the positions were eliminated through attrition, we will incur about $1.3 million in severance and outplacement costs over the next nine months for 38 positions eliminated as part of the restructuring. Again, as I said earlier, we expect to save about $6 million a year as a result of these initiatives.

In summary, the second and early third quarters have been a period of steady progress, culminating in a decision that we think provides the greatest benefit to our shareholders for both near and longer-term value creation.
I will discuss the merger plans in more detail after Bill walks you through our second quarter financial results.
William Spengler - Guilford Pharmaceuticals Inc. — EVP, CFO
Thanks, Dean. I’d like to begin with the P&L.
Total revenue in the second quarter grew by 14.5% to $12.8 million, compared to revenue of $11.1 million in the second quarter of 2004. Revenue for the six months to date is $23.5 million, up 17% from $20.1 million for the first half of 2004.
Looking at this by product, GLIADEL net product revenue in the quarter increased by 19.8% over the prior year to $8.5 million, versus $7.1 million for the corresponding period last year. On a sequential quarter basis, net product revenue for Gliadel was up over the first quarter of this year by 16.5%. For the six months to date, Gliadel net product revenue increased 25.7% to $15.9 versus the $12.6 million reported in the first half of 2004.
The increases in Gliadel product revenue over this year’s first quarter and last year’s six months can be attributed to three main factors. First, European approvals and launches for the first surgery indication that we have previously discussed. Second, two 7% price increases taken earlier this year — in January and then in May. Third, we have experienced a decline in product returns and therefore we have provided for a lower sales return reserve. To be specific, in the first six months revenue for GLIADEL grew by $3.4 million of which $0.7 million can be attributed to unit growth, $1.8 million can be attributed to the price increases previously noted, and the remaining $0.9 million is accounted for by other factors — mainly the improvement in our level of product returns.
Turning to AGGRASTAT, net product revenue in the second quarter was $3.9 million, which represents 6% growth over the same quarter in 2004. This also represents a 21% increase over the $3.2 million reported in the first quarter of this year.
Net product revenue for Aggrastat for the first six months of 2005 was $7.0 million, slightly ahead of the $6.9 million sold during the same period last year.

Moving on to our expenses — total costs and expenses in the second quarter were $39.6 million, compared to $31.5 million for the same period last year. The six month comparative numbers are $104.2 million in 2005 versus $55.3 million in 2004. 2005 first quarter and first half results include non-cash charges to operations for impairment of the Aggrastat intangible asset of $31 million taken in the first quarter, which we have previously discussed, and a further $6.1 million charge taken in the second quarter; for a total of $37 million charged on a year-to-date basis. Excluding the impairment charges, total costs and expenses increased by 6.5% or 2.1 million in the quarter and by 21.3% or $11.8 million on a year-to-date basis.
Looking at the elements within these total costs and expenses, and beginning with cost of sales, total consolidated gross margin for the Company was 93% in the second quarter, a 4 percentage point improvement over the 89% margins in the first quarter of last year. Important to our future strategic direction, GLIADEL gross margins improved by 7% of sales in the quarter, from 86% in the second quarter of 2004 to 93% in the second quarter of 2005. In the first six months, GLIADEL gross margins similarly improved from 86% in 2004 to 92% in 2005. This improvement year-to-date is due to the price increases mentioned, which provided a 4 percentage point improvement, with the remaining 2 percentage point improvement being mainly due to a lower level of product returns.
Research and development expenses in the second quarter were $16.9 million versus $8.9 million in the same period in 2004. The comparative numbers for the first half of the year are $32.9 million for this year versus $18.2 million in 2004. Approximately $1.6 million of the 2005 second quarter increase and $2.1 million of this year’s first half increase relate to costs incurred by SNDC for activity related to GPI 1485, which is consolidated in our financial statements under FIN 46-R. The remaining year-over-year increases for both the second quarter and first half are primarily the result of two initiatives: Phase III clinical development expenses for Aquavan and the costs related to the Phase III TENACITY trial for Aggrastat. Phase III cost for AQUAVAN increased by $4.5 million in the second quarter and by $8.5 million over the first six months of 2004. AGGRASTAT TENACITY trial costs increased by $1.7 million in the second quarter versus the second quarter of 2004 and by $3.5 million over the prior year on a year-to-date basis.
SG&A expenses were $14.7 million in the second quarter of 2005, compared to $14.4 million for the same period last year. The first half SG&A expense was $29.6 million this year versus $26.2 million in 2004. For both periods, continued increased sales and promotion costs and costs associated with our reorganization are being mainly offset by lower medical education, speaker and relocation and recruiting expenses.

Last on total costs and expenses as mentioned before, in the second quarter we recorded an additional $6.1 million non-cash impairment charge to the carrying value of the Aggrastat intangible asset on our books, in addition to the $31 million charge incurred in the first quarter of 2005 for the same reason. These charges are consistent with our strategy to divest Aggrastat, and are in accordance with FASB No.144, Accounting for Impairment or Disposable of Long-Lived Assets.
Turning to other income and expenses, total other income and expenses were slightly lower between the two periods, both on a quarter and on a year-to-date basis, mainly representing lower financing costs due to our retirement of the Wachovia loan and our termination of a related swap agreement.
As a consequence of these factors, our net loss for the second quarter was $26.5 million, or $0.58 per share, compared to a loss of $21.3 million, or $0.63 per share in the second quarter of 2004. Absent the non-cash impairment charge in the second quarter, a pro-forma loss which simply excludes this charge would be approximately $1 million lower or “better” than that experienced in the second quarter of 2004.
Guilford’s net loss for the first six months was $81.0 million, or $1.76 per share, compared with a loss of $39.3 million, or $1.16 per share, in the first half of 2004. Absent the year-to-date impairment charge of $37.1 million, an adjusted net loss which includes this expense in the first six months would have been $43.9 million — less than five million dollars higher than the loss in the first six months of 2004 despite the initiation of two major Phase III trials in the latter half of last year.
Turning now to our cash position. At the end of the second quarter, our cash, cash equivalents, marketable securities, and restricted investments totaled $59.2 million compared to $71.1 million as of March 31, 2005.
Net cash used in the second quarter was therefore $11.9 million, compared to $38.4 million in the first quarter of the year. Approximately $17 million of the first quarter cash use was due to our repayment of the Wachovia loan with restricted cash. On an operating basis, and here we are excluding restricted cash from the calculation, we used $11.2 million in the second quarter versus $21.1 million in the first quarter.

The majority of this reduction versus the first quarter of 2005 reflects the tighter expense management Dean previously mentioned, and underscores our commitment to reducing expenses and better focusing our cost base so as to improve our financial performance.
In light of the proposed merger with MGI PHARMA and uncertainty related to its time to close, we are refraining from providing a financial outlook or forward forecast for the year. Should Guilford remain independent, then we would expect to reaffirm our previous guidance. With respect to our cash burn, as a result of the recent initiatives both Dean and I have addressed, we would expect to see a reduction in cash burn for the remainder of the year versus that experienced in the first half of 2005.
With that, I’ll now turn the call back over to Dean.
Dean Mitchell - Guilford Pharmaceuticals Inc. — President, CEO
Thanks Bill.
Before we take your questions, I want to conclude with some comments on the definitive merger agreement we signed July 20, providing for the acquisition of Guilford Pharmaceuticals by MGI PHARMA.
We believe the combination of Guilford and MGI is a great strategic fit in terms of our combined product portfolio, the capabilities of our people, and the potential to deliver future growth.
We also believe that their offer represents a fair price for our shareholders.
The details are straightforward. MGI will acquire all of the outstanding shares of Guilford for consideration of $3.75 per share in a taxable merger. This is a significant premium — 55.6% over Guilford’s closing price on July 20, the day of the transaction, and approximately 65% over the closing price in the several days preceding the merger.
This transaction is being financed with 70% stock and 30% cash. Based on the July 20 closing price, payment would comprise a fractional share of MGI common stock worth $2.625, plus $1.125 in cash. There is a ‘collar’ mechanism for the stock portion so that if MGI PHARMA’s stock increases or decreases by 15% or more from the July 20 price, the stock portion will become a fixed ratio and stockholders will receive MGI PHARMA stock that may be worth more or less than $2.625. But the cash portion of $1.125 is fixed, regardless of the closing price.

We expect the transaction to close during the fourth quarter of 2005. The deal has been approved by both boards of directors and is subject to approval by Guilford shareholders, the Hart-Scott-Rodino waiting period, and other customary closing conditions.
MGI PHARMA headquarters will remain in Bloomington, Minnesota with offices for MGI Biologics in Lexington, Massachusetts and with the Guilford team remaining located in Baltimore.
Following the closing, we expect that our convertible debt of approximately $69 million will be extinguished by MGI. MGI also plans to eliminate the approximate $60 million obligation related to our revenue interest agreement with Paul Royalty Fund. MGI has also committed to continuing our plans to divest AGGRASTAT if that does not take place prior to the closing.
Together, we intend to build a leading biopharmaceutical company focused in oncology and acute care. We are developing a business strategy that broadens both our portfolio of current commercial products and our pipeline of product candidates.
And there are several compelling reasons why we believe that a strategic merger with MGI offers significant opportunities to Guilford, its shareholders, and employees.
The product and personnel synergies are substantial. Aquavan will be an excellent companion product to MGI’s Aloxi injection for post-operative nausea and vomiting. Gliadel complements MGI’s current oncology franchise. Our field organization, with our strong and established relationships in acute care, can be leveraged immediately to advance hospital market penetration of Aloxi and when approved, Dacogen injection.
The option of continuing as a separate company was a valid approach, and one that we considered carefully, but it carried a heavy price for our shareholders — specifically significant dilution as we raised the money necessary to unlock the potential in our portfolio over the period prior to achieving profitability.
We felt the deal with MGI provides near-term value by giving us a very broad commercial and R&D platform, while spreading risk across a much bigger portfolio. We felt that with an immediate and significant premium to the levels at which we were trading, it was a much better risk-return profile for our shareholders, while avoiding further dilution.

Finally, of course, our shareholders will become shareholders in MGI PHARMA and will have the opportunity to participate and share in the success of a company with strong current growth and a broad portfolio to drive future growth of the organization.
That concludes my formal remarks this afternoon.